SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 001-22302

(Check one)

oForm 10-K oForm 20-F oForm 11-K ☑Form 10-Q
oForm 10-D oForm N-SAR oForm N-CSR

For period ended March 31, 2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the transition period ended _______________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________

PART I
REGISTRANT INFORMATION

Full name of registrant:  ISCO International, Inc.

Former name if applicable:  ___________________________________

Address of principal executive office (Street and Number): 1001 Cambridge Drive

City, State and Zip Code:  Elk Grove Village, Illinois  60007

PART II
RULES 12B-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

⁮
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 1, 2009, ISCO International, Inc. (the “Company”) filed a Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to disclose that it would not be able to timely file its Annual Report on Form 10-K for the year ended December 31, 2008 because it had not been able to finalize the accounting treatment associated with the sale of its wholly-owned subsidiary, Clarity Communication Systems, Inc. (“Clarity”), to TAA Group Inc. on December 5, 2008.

Effective April 13, 2009, the Company dismissed Grant Thornton LLP as its independent accountant and on April 15, 2009, the Company engaged Virchow, Krause and Company LLP (“Virchow”) as its new independent registered public accounting firm.  Virchow has not completed its audit of the Company’s 2008 financial statements.  As of the date hereof, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2008 and Virchow’s work on the audit has been suspended.

On May 1, 2009, the Company received a notice from its lenders indicating that the lenders have declared an event of default under certain loan documents and have declared the entire outstanding amount of their notes, including principal and interest, immediately due and payable.  The Company’s total outstanding indebtedness to the lenders on April 30, 2009 was approximately $25.2 million.   As previously disclosed in the Company’s filings with the SEC, the Company does not have the funds necessary to repay the notes.

As previously disclosed in its Current Reports on Form 8-K filed on May 5 and May 7, 2009, the Company’s lenders propose to initiate a public UCC foreclosure sale (the “Proposed Sale”) in which a nominee entity owned by the lenders would, if such entity is the successful bidder, obtain certain of the Company’s assets in the Proposed Sale in satisfaction of a portion of the indebtedness owed to the lenders. The Proposed Sale is scheduled to take place on May 19, 2009.  Furthermore, in the absence of an infusion of additional cash, which the Company does not believe will occur, the Company will run out of operating funds before June 1, 2009.

In light of the foregoing, the Company believes that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 or its Form 10-K for the year ended December 31, 2008.

PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Gary Berger	(847)	391-9400
(Name)	(Area Code)	(Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes	x	No

As disclosed in Part III above, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2008.

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
x	Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements for the quarter ended March 31, 2008 included the results of Clarity since January 4, 2008, the date the Company completed its acquisition of Clarity.  Clarity incurred operating losses during the time it was owned by the Company.  These losses, along with the Company’s purchase of Clarity, required significant infusions of operating funds, which were provided through increases in the Company’s long-term debt.  If the Company’s financial statements for the quarter ended March 31, 2009 are completed in the future, such statements would not include the results of Clarity.  However, the Company believes that such statements would reflect significant operating losses by the Company for that quarter.

As stated in Part III above, the Company does not expect to be able to file its Form 10-Q for the quarter ended March 31, 2009.

Forward-Looking Statements:

The statements contained above include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). When used herein and in future filings by us with the Securities and Exchange Commission, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These statements are intended to take advantage of the “safe harbor” provisions of the PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

ISCO International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Gary Berger
Name : Gary Berger
Title : Chief Financial Officer
Date: May 15, 2009